UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

On March 26, 2020, CEMEX, S.A.B. de C.V. (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that:

(a)

At the CEMEX Ordinary General Shareholders’ Meeting held on March 26, 2020, members of CEMEX’s Board of Directors, as well as members of the Audit, Corporate Practices and Finance and Sustainability Committees were elected as follows:

BOARD OF DIRECTORS:

ROGELIO ZAMBRANO LOZANO	Non-Independent (Criteria: Relevant Director of the Company)

FERNANDO ÁNGEL GONZÁLEZ OLIVIERI	Non-Independent Director (Criteria: Relevant Officer of the Company)

MARCELO ZAMBRANO LOZANO	Non-Independent Director (Criteria: First Degree blood relative of the Chairman of the Board of Directors)

IAN CHRISTIAN ARMSTRONG ZAMBRANO	Non-Independent Director (Criteria: Fourth Degree blood relative of the Chairman of the Board of Directors)

TOMÁS MILMO SANTOS	Non-Independent Director (Criteria: Fourth Degree blood relative of the Chairman of the Board of Directors)

ARMANDO J. GARCÍA SEGOVIA	Independent Director

RODOLFO GARCÍA MURIEL	Independent Director

DIONISIO GARZA MEDINA	Independent Director

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL	Independent Director

ARMANDO GARZA SADA	Independent Director

DAVID MARTÍNEZ GUZMÁN	Independent Director

EVERARDO ELIZONDO ALMAGUER	Independent Director

RAMIRO GERARDO VILLARREAL MORALES	Independent Director

GABRIEL JARAMILLO SANINT	Independent Director

ISABEL MARÍA AGUILERA NAVARRO	Independent Director

ROGELIO ZAMBRANO LOZANO, ROGER SALDAÑA MADERO and RENÉ DELGADILLO GALVÁN were elected as Chairman, Secretary and Alternate Secretary of the Board of Directors of CEMEX, S.A.B. DE C.V., the latter two not being Directors.

AUDITT COMMITTEE:

EVERARDO ELIZONDO ALMAGUER

RODOLFO GARCÍA MURIEL

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL

CORPORATE PRACTICES AND FINANCE COMMITTEE:

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL

DIONISIO GARZA MEDINA

RODOLFO GARCÍA MURIEL

ARMANDO GARZA SADA

SUSTAINABILITY COMMITTEE:

ARMANDO J. GARCÍA SEGOVIA

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL

IAN CHRISTIAN ARMSTRONG ZAMBRANO

MARCELO ZAMBRANO LOZANO

EVERARDO ELIZONDO ALMAGUER, FRANCISCO JAVIER FERNÁNDEZ CARBAJAL and ARMANDO J. GARCÍA SEGOVIA were appointed Presidents of the Audit Committee, the Corporate Practices and Finance Committee and Sustainability Committee of CEMEX, S.A.B. de C.V., respectively. The Secretary and Alternate Secretary of the Board of Directors will act as Secretary and Alternate Secretary of the Audit, the Corporate Practices and Finance and Sustainability Committees without forming part of the aforementioned committees.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	March 26, 2020	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller